Mail Stop 3561

March 1, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Rick Davis
Senior Vice President and Chief Financial Officer
4740 Agar Drive
Richmond, British Columbia
Canada V7B 1A3

> **Re:** **CHC Helicopter Corporation**
> **Form 20-F for the year ended April 30, 2006**
> **Filed September 18, 2006**
> **File No. 001-31472**

Dear Mr. Davis:

We have reviewed your response letter dated February 20, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 20-F for the year ended April 30, 2006</u>

<u>Statements of Cash Flows, page 102</u>

1. We note from your response to our prior comment 5 that the cash payments relate to the disposal of capital assets as they relate to sale-leaseback transactions, however we are still unclear as to the nature of the payments. Please clarify for us if these payments relate to assets you have sold and are now leasing back from the buyer. If these payments represent lease payments for the assets you have sold, we continue to believe they should be included in operating activities on the statements of cash flows prepared under US GAAP. Please note that paragraph 17c of SFAS 95 refers to payments made to <u>acquire</u> assets, not payments made after you have sold or disposed of the assets. Please revise your US GAAP reconciliation note to disclose this difference in reclassification on the statement of cash flows or explain in further detail why you do not believe this is required.

Note 6. Discontinued Operations, page 112

2. We note from your response to our prior comment 9 that the impact of reclassifying Composites from held for sale to held and used resulted in a decrease in net earnings from continuing operations of $21.3 million (which consists of $7.0 million net loss from operations plus a $14.3 million fair value adjustment) for the year ended April 30, 2005. We understand that the $14.3 million fair value adjustment is disclosed in Note 6 and is clearly presented on the face of the statement of earnings, however, because the additional $7.0 million loss from operations is material to both operating income and net earnings from continuing operations, we continue to believe that for US GAAP disclosure purposes, you should revise your notes to disclose the effect of this reclassification on the results of operations for each prior period presented. See paragraph 48 of SFAS No. 144. Please confirm that you will provide the disclosures required under US GAAP with respect to <u>this</u> transfer from held for sale to held and used in any future filings.

Note 26. Lease Commitments, page 135

3. We note from your response to our prior comment 12 that for all of the operating leases that you enter into you recognize lease expense on a straight-line basis over the lease term. In future filings, please revise your notes to the financial statements to disclose that you account for lease expense on a straight-line basis.

Note 32. Reconciliation To Accounting Principles Generally Accepted In The United States, page141

4. We note your response to our prior comment 13 but believe that your proposed disclosure to be provided in future filings is overly general and does not explain

how the tax impact of the various adjustments between net income under Canadian GAAP to net income under US GAAP were calculated or determined. Please revise the notes to your financial statements in future filings to explain in further detail how the tax impact of the adjustments between Canadian and US GAAP were calculated or determined. If different tax rates were used for different adjustments, revise future filings to disclose the effective tax rates used for the various Canadian GAAP and US GAAP reconciling adjustments.

(b) Consolidated Balance Sheets

5. We note from your response to our prior comment 17 that material differences related to the balance sheet are included in the footnotes to Note 32 Reconciliation to Accounting Principles Generally Accepted in the United States (a) Consolidated statements of earnings and comprehensive earnings items (i) through (ix). However, we believe that the adjustments specific to each balance sheet line item should be clearly described, which may require separate notes that indicate the difference in the balance sheet line item. As previously requested, for each balance sheet line item with a significant difference in amount between Canadian and US GAAP, please describe the nature of the difference in accounting which gives rise to the balance sheet differences. See Item 17(c)(2) of Form 20-F. We may have further comment upon receipt of your response.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief